UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Stifel, Nicolaus & Company, Incorporated

1 South Street, 15th Floor

Baltimore, Maryland 21202

As Representatives of the several Underwriters

October 21, 2020

VIA EDGAR

Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KINS Technology Group Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249177)

Ladies and Gentlemen:

UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated (the “Underwriters”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) withdraw the Underwriters’ acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness at 4:00 p.m. Eastern time on October 22, 2020, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Robert C. Gerbo
Name: Robert C. Gerbo
Title: Associate Director

[Signature Page to Withdrawal of Acceleration Request Letter]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

[Signature Page to Withdrawal of Acceleration Request Letter]